Exhibit 99.1

983765
PRESS RELEASE

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AEGON REPORTS NINE MONTHS 2005 RESULTS

♦	NEW LIFE SALES[1] INCREASED 11% IN THE NINE MONTHS TO EUR 1,896 MILLION AND INCREASED 1% IN THE THIRD QUARTER

♦	THIRD QUARTER NEW LIFE SALES WERE HIGHER IN THE AMERICAS, THE NETHERLANDS AND THE UNITED KINGDOM AND LOWER IN TAIWAN

♦	OPERATING EARNINGS BEFORE TAX INCREASED 13% IN THE NINE MONTHS TO EUR 1,596 MILLION AND 45% IN THE THIRD QUARTER

♦	NET INCOME INCREASED 30% IN THE NINE MONTHS TO EUR 2,069 MILLION AND INCREASED 25% IN THE THIRD QUARTER

♦	ACQUISITION OF NATIONWIDE POLAND COMPLETED

1 New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium

HIGHLIGHTS Amounts in EUR millions, except per share data	Third quarter 2005	Third quarter 2004%		Nine months 2005	Nine months 2004%		Constant currency exchange rates %

Operating earnings before tax	652	451	45	1,596	1,414	13	16

Net gains/losses on investments and impairment charges before tax	200	274	(27)	1,059	548	93	95

Non recurring income/expense items	0	(1)	100	176	210	(16)	(16)

Income before tax	852	724	18	2,831	2,172	30	32

Net income	643	514	25	2,069	1,591	30	32

- per share	0.39	0.33	18	1.23	0.96	28	30

Chairman’s Overview:

Outlining key developments of AEGON’s nine months results for 2005, AEGON Chairman Donald J. Shepard detailed the following:

“We are satisfied with the overall results of AEGON’s third quarter. New life sales improved and we have continued our focus on profitably growing our core lines of business. In the United States there were notable increases in life sales to institutional clients as well as in AEGON’s variable annuity business sold to individuals. Moreover, fixed and variable annuity pension sales were up significantly in the third quarter. Our “5 for Life” variable annuity product has achieved consecutive quarterly growth since its introduction late last year. At a time when the fixed annuity market has experienced steady decreases, AEGON’s new fixed annuity deposits in the third quarter were higher than in the first and second quarters, mainly due to new distribution agreements in the bank channel. Finally, reinsurance sales were particularly strong during the past nine months. We continue to see good growth prospects for life reinsurance going forward.

“In the Netherlands, the improvement in new life sales was driven mainly by our group pension business. Throughout the Dutch organization, we continue to work on improving service to our customers. New life sales in the United Kingdom were stable for the nine month period and showed an increase during the second and third quarters. Our IFA platform Positive Solutions continues to experience an increase in Registered Individuals joining the network. At the same time, AEGON has accelerated the acquisition of the remaining 40% of Positive Solutions. We see this as an important step for AEGON’s position in the UK market as changes brought on by depolarization become fully implemented.

“Driven by higher results from all of our major country units, operating earnings increased 13 percent. Certain volatile items resulting from the application of International Financial Reporting Standards (IFRS) had a significant impact, particularly in the third quarter where they contributed 108 million euro to operating earnings compared to a negative of 6 million in the same period last year. Net income showed a strong gain for the nine months (30%) as well as in the third quarter (25%).

“AEGON’s growth in Central and Eastern Europe is on track with the recent completion of our acquisition of Nationwide Poland. Our strategy to develop business with savings banks in Spain, such as the partnership with CAM and the new joint venture with Caja de Badajoz, is progressing well, and we continue to look at other opportunities in the market. In Asia, new life sales in Taiwan for the nine month period were exceptionally strong in the second quarter before commissions on certain whole life products were decreased. Sales declined in the third quarter. In China, we have obtained a license to operate in the prosperous Jiangsu province and have begun sales in the city of Nanjing. We look forward to further rollout as the right opportunities develop.

“We have made good progress during the nine months of the year in new life sales, enhanced distribution agreements and strategic expansion in Asia and Central and Eastern Europe. AEGON continues to be well-positioned to serve the developing needs of our customers in our major and emerging markets.”

Highlights

amounts in millions

USD				EUR			EUR
First nine months				Third quarter			First nine months
2005	2004	%		2005	2004	%	2005	2004	%
			By product segment
759	489	55	Traditional life	242	135	79	601	399	51
232	261	(11)	Life for account of policyholders	106	71	49	184	213	(14)
358	223	61	Fixed annuities	118	64	84	283	182	55
42	137	(69)	Variable annuities	36	(2)	N.M.	33	112	(71)
265	347	(24)	Institutional guaranteed products	85	98	(13)	210	283	(26)
59	57	4	Fee - off balance sheet products	(5)	14	N.M.	47	47	0
100	59	69	Reinsurance	29	22	32	79	48	65
326	298	9	Accident and health insurance	75	76	(1)	258	243	6
58	92	(37)	General insurance	11	32	(66)	46	75	(39)
5	17	(71)	Banking activities	8	5	60	4	14	(71)
96	49	96	Other	23	32	(28)	76	40	90
(284)	(297)	(4)	Interest charges and other	(76)	(96)	(21)	(225)	(242)	(7)
2,016	1,732	16	Operating earnings before tax	652	451	45	1,596	1,414	13
1,313	777	69	Net gains/losses on investments	191	350	(45)	1,039	634	64
25	(105)	N.M.	Impairment charges	9	(76)	N.M.	20	(86)	N.M.
223	257	(13)	Non recurring income/expense items	0	(1)	N.M.	176	210	(16)
3,577	2,661	34	Income before tax	852	724	18	2,831	2,172	30
15	22	(32)	Share in profit/(loss) of associates	4	5	(20)	12	18	(33)
(978)	(728)	34	Corporation tax	(217)	(210)	3	(774)	(594)	30
0	(6)	N.M.	Minority interests	4	(5)	N.M.	0	(5)	N.M.
2,614	1,949	34	Net income	643	514	25	2,069	1,591	30

			Income before tax geographically
1,991	1,622	23	Americas	638	442	44	1,576	1,324	19
1,358	751	81	The Netherlands	261	255	2	1,075	613	75
258	188	37	United Kingdom	45	73	(38)	204	153	33
286	109	162	Other countries	19	34	(44)	226	89	154
3,893	2,670	46	Income before tax business units	963	804	20	3,081	2,179	41
(310)	(9)	N.M.	Holding and other activities	(106)	(80)	33	(245)	(7)	N.M.
(6)	0	N.M.	Eliminations	(5)	0	N.M.	(5)	0	N.M.
3,577	2,661	34	Income before tax	852	724	18	2,831	2,172	30

5,175	5,407	(4)	Commissions and expenses	1,328	1,474	(10)	4,096	4,413	(7)

			Amounts per common share of EUR 0.12
1.55	1.18	31	Net income [1]	0.39	0.33	18	1.23	0.96	28
1.55	1.18	31	Net income fully diluted [1]	0.39	0.33	18	1.23	0.96	28

At Sept. 30 2005	At Dec. 31 2004						At Sept. 30 2005	At Dec. 31 2004
12.55	11.46	10	Shareholders’ equity				10.42	8.41	24
12.73	11.66	9	Shareholders’ equity after full conversion				10.57	8.56	23

			Number of employees				27,206	27,529	(1)

			Outstanding common shares:
			- Number of common shares (millions)				1,599	1,553	3
			- Weighted average number (millions)				1,541	1,501	3

1 After deduction of preferred dividend and coupons on perpetuals.

Sales

During the nine months, new life sales increased 11% to EUR 1,896 million. New life sales in the Americas increased 12% to USD 879 million, primarily reflecting strong sales to institutional clients and higher reinsurance sales. The conclusion of a number of large pension contracts drove the 10% increase in new life sales in the Netherlands. New life sales in the United Kingdom were stable during the nine months, reflecting a solid pick up in UK life sales after lower first quarter sales due to certain pricing and other changes in the core pensions markets. In Taiwan, new life sales in the nine months more than doubled to NTD 11.3 billion, due to a particular strong increase in sales of traditional life products in the second quarter. Third quarter new life sales in Taiwan showed a decline.

Sales of annuity and institutional guaranteed products in the Americas increased 5% compared to the nine months of 2004. Variable annuity sales benefited from higher sales to individuals and higher sales through the pension businesses. Sales of fixed annuities in the nine months of 2005 were lower and reflect AEGON’s pricing discipline and the interest rate environment. New fixed annuity sales in the third quarter were 9% higher than in the second quarter due to enhanced bank distribution. Off balance sheet production increased in all country units with the largest portion coming from new pension mandates in the United Kingdom.

Operating earnings before tax

Operating earnings before tax in the nine months of 2005 increased 13% to EUR 1,596 million (and increased 16% on a constant currency basis). The three major country units – the Americas, the Netherlands and the United Kingdom—each reported increases in operating earnings before tax. The increase in the Americas primarily reflects business growth and the impact of volatile items, as well as several positive non-recurring items, partly offset by decreased spreads on institutional guaranteed products. The increase in operating earnings before tax in the Netherlands primarily reflects higher investment income and improved claims in non life insurance, partly offset by additions to provisions for certain guarantees and for improvements to certain life products made in the first half of the year. In the United Kingdom, the increase mainly reflects the positive impact from higher equity and bond markets. The increase is partly offset by a charge for a recruitment incentive plan for Registered Individuals. At the same time, AEGON has accelerated its acquisition of the remaining 40% of Positive Solutions. The divestiture of the general insurance activities in Spain at the beginning of this year is the primary reason for the decline in nine months operating earnings in Other countries. In the third quarter of this year, operating earnings before tax increased 45% to EUR 652 million when compared to the same period last year.

Net income

Net income increased 30% to EUR 2,069 million in the nine months of 2005 (32% on a constant currency basis) primarily reflecting higher operating earnings and increased net gains on investments. The effective tax rate remained stable at 27.3% in the nine months of 2005. Net income per share increased 28% to EUR 1.23. Net income in the third quarter of 2005 amounted to EUR 643 million and increased 25% compared to the same period last year, while net income per share increased 18% to EUR 0.39.

Net gains/losses on investments (before tax) and impairment charges

Net gains/losses on investments (before tax) and impairment charges together amounted to a gain of EUR 1,059 million compared to a gain of EUR 548 million in the nine months of 2004. Non-recurring income amounted to EUR 176 million before tax, reflecting the book gain on the sale of the Spanish general insurance activities.

Commissions and expenses

Commissions and expenses decreased 7% to EUR 4,096 million (6% at constant currency exchange rates). The sale of most of Transamerica Finance Corporation’s businesses in the course of 2004 as well as expense savings in the Americas and AEGON UK contributed to lower operating expenses.

Revenue generating investments

The value of investments on which AEGON earns an investment spread and/or fee income amounted to EUR 343 billion at September 30, 2005, an increase of 13% compared to year-end 2004.

Shareholders’ equity

Shareholders’ equity at September 30, 2005 amounted to EUR 18.5 billion, an increase of 24% compared to December 31, 2004.

REPORT OF THE COUNTRY UNITS

Americas

amounts in millions

USD				USD			EUR
Third quarter				First nine months			First nine months
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
212	156	36	Traditional life	503	454	11	398	370	8
28	29	(3)	Life for account of policyholders	86	80	8	68	66	3
145	78	86	Fixed annuities	357	223	60	283	182	55
46	(3)	N.M.	Variable annuities	42	136	(69)	33	112	(71)
104	120	(13)	Institutional guaranteed products	265	347	(24)	210	283	(26)
19	5	N.M.	Fee - off balance sheet products	63	12	N.M.	50	10	N.M.
36	27	33	Reinsurance	100	58	72	79	48	65
84	80	5	Accident and health insurance	282	269	5	223	219	2
674	492	37	Operating earnings before tax	1,698	1,579	8	1,344	1,290	4
101	138	(27)	Net gains/losses on investments	224	143	57	177	115	54
10	(90)	N.M.	Impairment charges	69	(100)	N.M.	55	(81)	N.M.
785	540	45	Income before tax	1,991	1,622	23	1,576	1,324	19
0	1	N.M.	Share in profit/(loss) of associates	0	1	N.M.	0	1	N.M.
(229)	(143)	60	Corporation tax	(577)	(440)	31	(457)	(360)	27
1	(6)	N.M.	Minority interests	2	(6)	N.M.	2	(5)	N.M.
557	392	42	Net income	1,416	1,177	20	1,121	960	17

			Revenues
204	293	(30)	Life general account single premiums	618	910	(32)	489	743	(34)
1,327	1,247	6	Life general account recurring premiums	3,978	3,661	9	3,149	2,988	5
159	21	N.M.	Life policyholders account single premiums	504	88	N.M.	399	72	N.M.
292	295	(1)	Life policyholders account recurring premiums	872	895	(3)	690	730	(5)
1,982	1,856	7	Total life insurance gross premiums	5,972	5,554	8	4,727	4,533	4
660	619	7	Accident and health insurance	1,937	1,877	3	1,533	1,532	0
2,642	2,475	7	Total gross premiums	7,909	7,431	6	6,260	6,065	3
1,696	1,567	8	Investment income insurance activities	4,975	4,641	7	3,938	3,788	4
272	250	9	Fees and commissions	797	755	6	631	616	2
4,610	4,292	7	Total revenues	13,681	12,827	7	10,829	10,469	3
2,664	155	N.M.	Other operating income	3,838	2,018	90	3,038	1,647	84
7,274	4,447	64	Revenues and operating income	17,519	14,845	18	13,867	12,116	14
92	158	(42)	Other income	229	214	7	181	175	3
7,366	4,605	60	Total revenues and other income	17,748	15,059	18	14,048	12,291	14

921	1,061	(13)	Commissions and expenses	3,011	3,190	(6)	2,383	2,604	(8)

			Standardized new premium production insurance
311	310	0	Life single premiums	1,009	811	24	799	662	21
250	222	13	Life recurring premiums annualized	778	703	11	616	574	7
281	253	11	Life total recurring plus 1/10 single	879	784	12	696	640	9

			Gross deposits
570	756	(25)	Fixed annuities	1,595	2,412	(34)	1,262	1,969	(36)
2,893	3,024	(4)	Institutional guaranteed products	8,591	7,838	10	6,800	6,397	6
1,780	1,135	57	Variable annuities	4,731	3,924	21	3,745	3,203	17
5,243	4,915	7	Total production on balance sheet	14,917	14,174	5	11,807	11,569	2

			Off balance sheet production
2,334	1,597	46	Synthetic GICs	5,641	4,778	18	4,465	3,900	14
1,847	2,492	(26)	Mutual funds/ Collective Trusts and other managed assets	7,800	8,382	(7)	6,174	6,841	(10)
4,181	4,089	2	Total production off balance sheet	13,441	13,160	2	10,639	10,741	(1)

The Americas (the AEGON USA companies and AEGON Canada)

♦	New life sales increased 12% to USD 879 million.

♦	Operating earnings before tax increased 8% to USD 1,698 million in the nine months of 2005. The Americas represented 74% of operating earnings before tax generated by the country units.

♦	Operating expenses were slightly lower than last year at USD 1,287 million.

♦	The total value of investments on which AEGON earns an investment spread and/or fee income of USD 262 billion increased 2% compared to year-end 2004.

Results

Operating earnings before tax increased 8% to USD 1,698 million, as strong earnings growth was notable in the traditional life, fixed annuity, fee – off balance sheet and reinsurance lines of business in the Americas. The impact of certain volatile items increased pre-tax operating earnings by USD 119 million in the nine months of 2005 compared to an increase of USD 72 million in the same period in 2004. These items are described in more detail on page 9.

Third quarter operating earnings before tax of USD 674 million increased 37% from USD 492 million in the third quarter of 2004. The volatile items increased earnings by USD 143 million in the third quarter of 2005 compared to an increase of USD 7 million in the same quarter in 2004.

Net income, which includes net gains/losses on investments and impairment charges, increased 20% to USD 1,416 million. Net gains on investments (before tax) amounted to USD 224 million compared to USD 143 million in the nine months of 2004. Impairment charges amounted to a net recovery of USD 69 million this year compared to a net charge of USD 100 million in the same period in 2004.

Traditional life / Life for account of policyholders

New life sales increased 4% to USD 676 million compared to the nine month period last year. This number does not include the new life production of reinsurance, which is reported as a separate line of business. The increase in new life sales primarily reflects higher sales to institutional customers during the first and third quarters of 2005.

Operating earnings before tax for traditional life increased 11% to USD 503 million in the nine months of 2005. Continued growth of the in-force business contributed to the earnings increase during 2005, as did volatile items, although this was partially offset by higher mortality claims in the first six months of this year. Operating earnings before tax in the third quarter include a favorable reserve adjustment of USD 15 million. Operating earnings before tax from life for account of policyholders increased 8% to USD 86 million in the nine months compared to the same period in 2004, reflecting growth of the portfolio.

Fixed annuities

Fixed annuity new deposits of USD 1,595 million decreased 34% in the nine months of 2005, although deposits during 2005 have shown consecutive quarterly growth contrary to the market trend. Third quarter deposits were 9% higher than the second quarter of 2005. The current low interest rate environment and AEGON’s continued commitment to write profitable business with acceptable risk profiles resulted in the lower fixed annuity production relative to 2004. Fixed annuity account balances of USD 53.0 billion decreased 3% from the level at year-end 2004. Lapse rates remained below long-term expectations.

Fixed annuity operating earnings before tax increased 60% to USD 357 million in the nine months of 2005. This increase reflects primarily a positive impact from volatile items and favorable mortality on payout annuities partially offset by modest spread compression in the second and third quarters of this year.

Product spreads on the largest segment of the fixed annuity book were 233 basis points for the third quarter on an IFRS pre-tax operating basis compared to 216 basis points in the second quarter this year. Product spreads in the third quarter include 33 basis points from the impact of valuation of certain financial assets carried at fair value, compared to 10 basis points in the second quarter.

Institutional guaranteed products

Institutional guaranteed product sales amounted to USD 8.6 billion, an increase of 10% compared to the nine months in 2004. Higher sales were primarily in traditional and municipal GIC products. The account balances of institutional guaranteed spread products were stable compared to second quarter at USD 32.4 billion at September 30, 2005.

Institutional guaranteed products operating earnings before tax decreased 24% to USD 265 million in the nine months of 2005, which was primarily due to the impact of decreased product spreads in the first six months due to the rise in short term interest rates. In addition, the comparative period in 2004 included a one-time positive item of USD 16 million. Volatile items caused a decline in earnings of USD 13 million from the same period last year.

Variable annuities

Variable annuity new deposits of USD 4,731 million increased 21% compared to the nine months of 2004. Third quarter new deposits of USD 1,780 million increased 25% over the second quarter this year and increased 57% compared to the third quarter of last year. The strong year over year growth is notable in both the retail and pension markets. The retail product, “5 for Life”, that was introduced in the fourth quarter of 2004 continued to gain momentum and sales of this product increased during the third quarter to USD 155 million, a 23% increase over the second quarter. Variable annuity account balances increased USD 2.2 billion to USD 46.9 billion compared to the end of the second quarter of 2005 as a result of net inflows and strong underlying fund performance.

Variable annuities operating earnings before tax decreased to USD 42 million from USD 136 million in the same period last year. This decline was primarily due to the impact of the valuation of Canadian segregated funds with maturity guarantees in the second quarter. Higher fees on assets under management were offset by a non-recurring item of USD 25 million in the second quarter.

Fee – off balance sheet products

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off balance sheet production rose 2% to USD 13.4 billion. Mutual fund sales of USD 7.8 billion in the nine months of 2005 decreased compared to USD 8.4 billion in the same period in 2004. Synthetic GIC sales of USD 5.6 billion in 2005 increased 18%. Off balance sheet assets increased 3% from year-end 2004 and totaled USD 78.6 billion on September 30, 2005.

Operating earnings before tax from fee – off balance sheet products of USD 63 million increased USD 51 million due to higher fees from growth in assets under management, lower expenses and a one-time positive item of USD 20 million during the second quarter.

Reinsurance

Reinsurance new life production of USD 203 million increased USD 69 million or 51% compared to the nine months of 2004 reflecting strong sales in both the domestic and international life markets.

Reinsurance operating earnings before tax increased 72% to USD 100 million. The increase primarily reflects strong growth of the in force business and more favorable mortality experience relative to adverse experience in the second quarter of 2004. In addition, operating earnings for the nine months of 2005 reflect favorable non-recurring adjustments of USD 19 million primarily in the second quarter.

Accident and health business

Accident and health premium revenue of USD 1,937 million increased 3% due to increased sales through sponsored programs along with premium rate increases on certain health products. The discontinuance of new sales of long-term care policies announced in mid 2004 has reduced the growth in premiums.

Accident and health operating earnings before tax of USD 282 million increased USD 13 million over the nine months of 2004. The increase primarily reflects growth and improved claims and persistency experience.

Commissions and expenses

Commissions and operating expenses of USD 3,011 million decreased 6%. Operating expenses of USD 1,287 million were 1% lower as expense reductions from operating efficiencies and certain one time favorable adjustments were largely offset by higher compliance and regulatory costs.

Impact of volatile items in the Americas

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous Dutch accounting principles (DAP) basis for the Americas. In particular, there are three items that are expected to create significant volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed pre-tax operating earnings of USD 119 million during the nine months of 2005 compared to USD 72 million in the same period last year. These items are as follows:

Asset valuation – certain financial assets that are managed on a total return basis, such as hedge funds, convertible bonds, and certain limited partnerships, are carried at fair value with no offsetting changes in the fair value of liabilities. As of September 30, 2005, these assets totaled USD 3.1 billion or just over 2% of the general account portfolio in the Americas. The valuation of these assets contributed USD 173 million to operating earnings before tax in the nine months of 2005 compared to USD 134 million in the same period last year. The impact of this is notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

Total return annuity – this annuity product provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value. However, due to the minimum guarantee, not all of the asset market value changes will be offset in the liability valuation. This product exists in both the fixed annuity and reinsurance lines of business and in both cases represents closed blocks. Product balances as of September 30, 2005 were USD 2.3 billion in fixed annuities and USD 0.6 billion in reinsurance. This item contributed a negative USD 86 million to the 2004 nine months operating earnings before tax, compared to a positive USD 4 million this year.

Segregated funds maturity guarantees – segregated funds sold in Canada and reported in the variable annuity line of business contain ten-year maturity guarantees that are carried at fair value using market-based risk neutral scenario techniques. The operating earnings impact from these guarantees is generally positive for higher equity market returns and higher interest rates, and conversely negative for lower equity market returns and lower interest rates. As of September 30, 2005 segregated fund balances with maturity guarantees totaled USD 4.3 billion (CAD 5.0 billion). This product contributed negative USD 58 million to operating earnings before tax this year, compared to positive USD 24 million in the nine months last year. The decline during 2005 is due to the significant decrease in the risk free interest rate during the second quarter, in addition to changes made in best estimate assumptions for these products during the second and third quarters.

Please refer to page 24 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

The Netherlands

amounts in millions

EUR				EUR
Third quarter				First nine months
2005	2004	%		2005	2004	%
			Income by product segment
70	(1)	N.M.	Traditional life	192	15	N.M.
28	6	N.M.	Life for account of policyholders	(34)	25	N.M.
5	5	0	Fee - off balance sheet products	19	27	(30)
5	9	(44)	Accident and health insurance	33	18	83
5	11	(55)	General insurance	25	29	(14)
8	5	60	Banking activities [1]	4	14	(71)
121	35	N.M.	Operating earnings before tax	239	128	87
140	223	(37)	Net gains/losses on investments	870	490	78
0	(3)	N.M.	Impairment charges	(34)	(5)	N.M.
261	255	2	Income before tax	1,075	613	75
1	1	0	Share in profit/(loss) of associates	1	11	(91)
(36)	(67)	(46)	Corporation tax	(251)	(148)	70
2	0	N.M.	Minority interests	(3)	0	N.M.
228	189	21	Net income	822	476	73

			Revenues
77	88	(13)	Life general account single premiums	304	385	(21)
69	66	5	Life general account recurring premiums	410	426	(4)
153	98	56	Life policyholders account single premiums	536	278	93
232	264	(12)	Life policyholders account recurring premiums	1,196	1,204	(1)
531	516	3	Total life insurance gross premiums	2,446	2,293	7
34	35	(3)	Accident and health insurance	165	159	4
93	92	1	General insurance	353	353	0
658	643	2	Total gross premiums	2,964	2,805	6
430	454	(5)	Investment income insurance activities	1,378	1,252	10
84	86	(2)	Fees and commissions	244	251	(3)
17	29	(41)	Income from banking activities	63	83	(24)

1,189	1,212	(2)	Total revenues	4,649	4,391	6
984	(116)	N.M.	Other operating income	1,687	97	N.M.
2,173	1,096	98	Revenues and operating income	6,336	4,488	41
140	224	(38)	Other income	870	491	77
2,313	1,320	75	Total revenues and other income	7,206	4,979	45
268	273	(2)	Commissions and expenses	848	799	6

			Standardized new premium production insurance
216	174	24	Life single premiums	799	642	24
22	19	16	Life recurring premiums annualized	89	90	(1)
44	36	22	Life total recurring plus 1/10 single	169	154	10
11	16	(31)	Non-life premiums	38	48	(21)

			Gross deposits
1,038	685	52	Saving deposits	2,539	2,313	10
1,038	685	52	Total production on balance sheet	2,539	2,313	10

			Off balance sheet production
220	200	10	Mutual funds and other managed assets	715	611	17
220	200	10	Total production off balance sheet	715	611	17
			[1] Includes income on off balance sheet type products.

AEGON The Netherlands

♦	New life sales increased 10% to EUR 169 million in the nine months of 2005.

♦	Operating earnings before tax increased 87% to EUR 239 million in the nine months of 2005. The Netherlands represented 13% of operating earnings before tax generated by the country units.

♦	Operating expenses increased 24% compared to the nine months of 2004 to EUR 583 million, primarily due to additions to provisions in the first half of the year and the implementation of programs to enhance the service performance of the organization.

♦	The total value of investments on which AEGON earns an investment spread and/or fee income amounted EUR 61.9 billion an increase of 7% compared to year-end 2004 levels.

Results

Operating earnings before tax totaled EUR 239 million in the nine months, an increase of 87%. The increase in operating earnings in the Netherlands primarily reflects higher investment income and improved claims experience in non-life insurance, partly offset by additions to provisions for products with certain guarantees and for improvements to certain life products made in the first half of the year. Operating earnings include volatile items that are explained in more detail and summarized on page 12. These items contributed a positive EUR 39 million in the nine months of this year compared to a negative EUR 4 million to operating earnings in the nine months of 2004. Operating earnings before tax in the third quarter of 2005 amounted to EUR 121 million compared to EUR 35 million in the same period last year.

Net income, which includes net gains/losses on investments and impairment charges, increased 73% to EUR 822 million. Net gains/losses on investments (before tax) amounted to EUR 870 million compared to EUR 490 million in the nine months of 2004. The gain on investments (before tax) include, in addition to realized gains and losses on shares, bonds and other asset categories, an amount of EUR 327 million from the increase in market value of derivatives. Net income for the third quarter increased 21% to EUR 228 million as a result of higher operating earnings and a lower effective tax rate, partly offset by lower net gains/losses on investments.

Traditional life / Life for account of policyholders

New life sales increased 10% to EUR 169 million. This mainly reflects an increase in the pensions business, with the conclusion of a number of large institutional pension contracts.

Operating earnings before tax for traditional life amounted to EUR 192 million, compared to EUR 15 million in the same period last year. The increase mainly reflects higher interest income from derivatives used for asset and liability management and the positive effect of volatile items. Operating earnings before tax from life for account of policyholders amounted to a loss of EUR 34 million, compared to a profit of EUR 25 million in the nine months of last year. This is largely due to additional provisions taken in the first half of the year.

Fee – off balance sheet products

Off balance sheet product sales increased 17% to EUR 715 million, reflecting growth in asset-only group pension contracts and good performance at TKP Pensions.

Operating earnings before tax from fee business amounted to EUR 19 million, compared to EUR 27 million in the nine months of 2004. Performance of TKP Pensions and AEGON Asset Management improved. Operating earnings from Meeus were lower.

Non-life insurance

Accident and health premiums increased 4% to EUR 165 million, reflecting growth of the portfolio following the privatization in 2004 of the sick leave and disability-for-self-employed markets. General insurance premiums remained stable at EUR 353 million.

Accident and health operating earnings before tax increased to EUR 33 million compared to EUR 18 million in the nine months of 2004. The results benefited from significantly better than anticipated claims experience on disability and sick leave coverage products.

General insurance operating earnings before tax decreased 14% to EUR 25 million mainly due to additional provisioning for personal liability insurance.

Banking activities

Operating earnings before tax from banking activities amounted to EUR 4 million, compared to EUR 14 million in the nine months of 2004. The decrease reflects additional provisions taken in the first half of the year and lower interest spreads on savings accounts.

Commissions and expenses

Commissions and expenses increased 6% to EUR 848 million. Operating expenses amounted to EUR 583 million, 24% higher than in the comparable period. This is primarily due to additions to provisions taken in the first half of this year. Excluding these effects, operating expenses were up around 2%.

Impact of volatile items in the Netherlands

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous DAP basis for the Netherlands. In particular, there are two items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed a positive contribution of EUR 39 million in the nine months of this year, compared to a negative EUR 4 million to operating earnings in the nine months of 2004. These items are as follows:

Asset valuation – certain financial assets, such as an investment in a private equity fund, are carried at fair value with no offsetting changes in the fair value of liabilities. As of September 30, 2005, these assets totaled EUR 226 million. This item contributed EUR 13 million to operating earnings before tax in the nine months of 2004, compared to EUR 56 million in the nine months of this year.

Derivatives used in portfolio allocation - AEGON The Netherlands uses derivatives to manage the asset allocation of its investment portfolio. These derivatives are carried at fair value with no offsetting changes in the fair value of liabilities. The valuation of these derivatives contributed a negative EUR 17 million to operating earnings before tax in the nine months of both 2004 and 2005.

Please refer to page 24 for an overview of the effects of the above-mentioned volatile items on operating earnings by product line.

United Kingdom

				amounts in millions

GBP				GBP			EUR
Third quarter				First nine months			First nine months
2005	2004	%		2005	2004	%	2005	2004	%
			Income by product segment
(1)	1	N.M.	Traditional life	0	(4)	N.M.	0	(5)	N.M.
36	26	38	Life for account of policyholders	100	78	28	146	117	25
(19)	2	N.M.	Fee - off balance sheet products[1]	(17)	3	N.M.	(24)	3	N.M.
15	21	(29)	Other [2]	53	27	96	77	40	93
31	50	(38)	Operating earnings before tax	136	104	31	199	155	28
0	(1)	N.M.	Net gains/losses on investments	4	(1)	N.M.	6	(2)	N.M.
0	0	0	Impairment charges	(1)	0	N.M.	(1)	0	N.M.
31	49	(37)	Income before tax	139	103	35	204	153	33
(15)	(21)	(29)	Corporation tax attributable to policyholder return	(53)	(27)	96	(77)	(40)	93
16	28	(43)	Income before corporation tax on shareholders return	86	76	13	127	113	12
0	0	0	Share in profit/(loss) of associates	0	0	0	0	0	0
(3)	(6)	(50)	Corporation tax on shareholders return	(20)	(16)	25	(30)	(23)	30
0	0	0	Minority interests	0	0	0	0	0	0
13	22	(41)	Net income	66	60	10	97	90	8

			Revenues
130	47	177	Life general account single premiums	242	132	83	354	196	81
45	29	55	Life general account recurring premiums	136	108	26	198	161	23
543	495	10	Life policyholders account single premiums	1,223	1,367	(11)	1,785	2,032	(12)
307	264	16	Life policyholders account recurring premiums	913	842	8	1,333	1,252	6
1,025	835	23	Total gross premiums	2,514	2,449	3	3,670	3,641	1
380	374	2	Investment income insurance activities	1,150	1,116	3	1,679	1,659	1
36	29	24	Fees and commissions	111	86	29	162	128	27
1,441	1,238	16	Total revenues	3,775	3,651	3	5,511	5,428	2
2,018	640	N.M.	Other operating income	4,041	1,208	N.M.	5,900	1,796	N.M.
3,459	1,878	84	Revenues and operating income	7,816	4,859	61	11,411	7,224	58
0	(1)	N.M.	Other income	4	0	N.M.	6	0	N.M.
3,459	1,877	84	Total revenues and other income	7,820	4,859	61	11,417	7,224	58

139	108	29	Commissions and expenses	381	330	15	556	490	13

			Standardized new premium production insurance [3]
808	653	24	Life single premiums	2,175	2,021	8	3,175	3,005	6
89	95	(6)	Life recurring premiums annualized	273	291	(6)	399	433	(8)
170	160	6	Life total recurring plus 1/10 single	491	493	(0)	717	734	(2)

			Off balance sheet production
278	24	N.M.	Mutual funds and other managed assets	947	83	N.M.	1,382	124	N.M.
278	24	N.M.	Total production off balance sheet	947	83	N.M.	1,382	124	N.M.

[1] Includes GBP 23 million in 2005 for incentive pay related to Positive Solutions.

[2] Other is currently used to report charges made to policyholders in respect of corporation tax. There is an equal and opposite tax charge which is reported in the line Corporation tax attributable to policyholder return.

[3] Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

AEGON UK

♦	New life sales were stable at GBP 491 million.

♦	Operating earnings before tax increased 31% to GBP 136 million and 8% when excluding the effects of corporation tax attributable to policyholders. The United Kingdom accounted for 11% of operating earnings before tax generated by the country units.

♦	Operating expenses increased GBP 1 million to GBP 269 million.

♦	Total investments on which AEGON earns an investment spread and/or fee income increased 11% to GBP 40.1 billion compared to year-end 2004 levels.

Results

Operating earnings before tax totaled GBP 136 million in the nine months, a 31% rise. When excluding the corporation tax attributable to policyholders, operating earnings before tax increased by 8%. This is a better reflection of business performance, as charges made to policyholders in respect of corporation tax that are included in operating earnings are offset by an equal and directly related tax amount not included in operating earnings. The increase in operating earnings in the nine months period mainly reflects the positive impact from higher equity and bond markets.

AEGON accelerated the acquisition of the remaining 40% of Positive Solutions, effective early 2006. As a result, AEGON UK has also accelerated the incentive plan for Positive Solutions registered individuals and staff. Operating earnings in the third quarter include a charge for an incentive payment of GBP 23 million. It is expected that further charges relating to this will total GBP 19 million of which the majority will be charged in two tranches of GBP 8 million each in the fourth quarter this year and the first quarter next year.

Net income, which includes net gains/losses on investments and impairment charges, increased 10% to GBP 66 million. Net income for the third quarter period decreased 41% to GBP 13 million.

Traditional life / Life for account of policyholders

New life sales were stable for the nine months in 2005, mainly reflecting pricing and commission changes in the core pensions markets. This especially impacted sales in the first quarter, while the second and third quarter showed a recovery in sales levels. New life sales in the third quarter increased 6% compared to the third quarter of 2004. AEGON UK continued to record solid growth in onshore bonds and employee benefit (group risk) business, illustrating the successful diversification into non-pension business. During the third quarter, non-pension business such as bonds, annuities and risk products represented 31% of new sales.

Operating earnings before tax for traditional life were zero, compared to a loss of GBP 4 million in the nine months of 2004. This improvement primarily reflects a restructuring charge of GBP 5 million taken in the comparable period of 2004.

Operating earnings before tax from life for account of policyholders was GBP 100 million, an increase of 28%. This mainly reflects the impact of the higher equity and bond market on fee income.

Fee – off balance sheet products

In asset management, AEGON UK maintained its strong performance in retail and institutional sales, as the continued stock market improvement encouraged investors back into the market. Total off balance sheet product sales amounted to GBP 947 million compared to GBP 83 million in the nine months of last year.

Operating earnings before tax from the fee business segment amounted to a negative GBP 17 million, compared to a positive contribution of GBP 3 million in the nine months of 2004. The lower result is due to the charge for the recruitment incentive plan related to Positive Solutions. Higher equity markets and higher distribution business profits had a positive effect on operating earnings.

Commissions and expenses

Commissions and expenses rose 15% to GBP 381 million and include the incentive pay-out related to Positive Solutions and growth in the distribution businesses. Operating expenses increased GBP 1 million to GBP 269 million.

Other countries

amounts in millions

EUR				EUR
Third quarter				First nine months
2005	2004	%		2005	2004	%
			Income by product segment
2	7	(71)	Traditional life	11	19	(42)
3	2	50	Life for account of policyholders	4	5	(20)
1	3	(67)	Fee-off balance sheet products	2	7	(71)
1	2	(50)	Accident and health insurance	2	6	(67)
6	21	(71)	General insurance	21	46	(54)
1	0	N.M.	Other	(1)	0	N.M.
14	35	(60)	Operating earnings before tax	39	83	(53)
5	(1)	N.M.	Net gains/losses on investments	11	6	83
0	0	0	Non recurring income/expense items	176	0	N.M.
19	34	(44)	Income before tax	226	89	154
4	3	33	Share in profit/(loss) of associates	12	5	140
(4)	(9)	(56)	Corporation tax	(37)	(23)	61
19	28	(32)	Net income	201	71	183

			Revenues
8	2	N.M.	Life general account single premiums	17	13	31
200	185	8	Life general account recurring premiums	643	424	52
4	2	100	Life policyholders account single premiums	15	6	150
33	27	22	Life policyholders account recurring premiums	95	79	20
245	216	13	Total life insurance gross premiums	770	522	48
15	20	(25)	Accident and health insurance	54	69	(22)
33	89	(63)	General insurance	98	271	(64)
293	325	(10)	Total gross premiums	922	862	7
41	35	17	Investment income insurance activities	116	104	12
5	4	25	Fees and commissions	14	11	27
339	364	(7)	Total revenues	1,052	977	8
29	10	190	Other operating income	61	37	65
368	374	(2)	Revenues and operating income	1,113	1,014	10
5	1	N.M.	Other income	187	9	N.M.
373	375	(1)	Total revenues and other income	1,300	1,023	27

57	67	(15)	Commissions and expenses	183	208	(12)

			Standardized new premium production insurance
14	3	N.M.	Life single premiums	34	17	100
30	64	(53)	Life recurring premiums annualized	311	173	80
31	65	(52)	Life total recurring plus 1/10 single	314	175	79

			Gross deposits
1	7	(86)	Variable annuities	3	8	(63)
1	7	(86)	Total production on balance sheet	3	8	(63)

			Off balance sheet production
79	49	61	Mutual funds and other managed assets	238	136	75
79	49	61	Total production off balance sheet	238	136	75

Other countries

♦	New life sales increased 79% to EUR 314 million.

♦	Operating earnings before tax amounted to EUR 39 million compared to EUR 83 million in the nine months of 2004. Other countries accounted for 2% of operating earnings before tax generated by the country units.

♦	Operating expenses decreased 3% to EUR 88 million.

♦	The total value of investments on which AEGON earns an investment spread and/or fee income increased 17% to EUR 4.6 billion compared to year-end 2004 levels.

Results

Operating earnings before tax in Other countries amounted to EUR 39 million compared to EUR 83 million in the nine months of 2004. The decrease reflects primarily the lower contribution to operating earnings from Spain due to the sale of the general insurance activities as of January 1, 2005. Higher operating earnings in Hungary partially offset the decrease. Start-up losses were higher than the prior year due to the new venture in the Czech Republic and the start of a pension fund business in Slovakia.

Net income, which includes net gains/losses on investments and the gain of EUR 176 million on the sale of the general insurance activities in Spain, amounted to EUR 201 million compared to EUR 71 million in the nine months of 2004. Net gains on investments (before tax) amounted to EUR 11 million, compared to EUR 6 million in the nine months of the prior year.

Traditional life/ Life for account of policyholders

New life sales in Taiwan in the nine months of 2005 increased 109% to NTD 11.3 billion (EUR 284 million). Most of the new business growth was derived from the brokerage and bank channels. Sales in the second quarter were exceptionally high as sales increased sharply before commissions on certain whole life products were decreased. The high level of sales in the second quarter was followed by a sharp decline in the third quarter. Total gross premiums increased 67% to NTD 22.2 billion (EUR 558 million) for the nine months of 2005, mainly due to growth in recurring traditional life business.

In Hungary, new life sales declined 15% to HUF 3 billion (EUR 12 million), while the pension fund management business continued to experience strong growth with a 34% increase in deposit payments.

In Spain, new life sales amounted to EUR 14 million compared to EUR 26 million in the nine months of 2004. This reflects the cancellation of a distribution agreement with a large agent and the slow down in sales from general insurance agents as a consequence of the sale of the non-life activities. Measures are being implemented to restore sales levels through this channel over time. The partnership with CAM continued its strong growth path, generating premium income of EUR 437 million and new life sales of EUR 177 million in the nine months of the year. The partnership with CAM is not consolidated in AEGON’s accounts and AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 11 million compared to EUR 19 million in the nine months of 2004, mainly reflecting decreased results from traditional life in Spain. Operating earnings from life for account of policyholders declined by EUR 1 million to EUR 4 million.

Fee - off balance sheet products

In Hungary, off balance sheet product sales increased 67% to HUF 57.4 billion (EUR 233 million), reflecting increased pension fund deposits. The number of pension fund members increased strongly. Off balance sheet investments grew by 37% to HUF 269 billion (EUR 1,077 million) compared to the year-end 2004 level.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to EUR 2 million, with solid growth in the profitability of the Hungarian operations offset by start-up costs of the Slovakian pension business, which has surpassed 58,000 participants.

Non-life insurance

In Hungary, non-life premium income increased by 12% to HUF 24.2 billion (EUR 98 million) mainly as a result of successful expansion of the car insurance portfolio, while household insurance remained stable. Following the sale of the general insurance activities, non-life premiums in Spain now only include health insurance. Excluding the general insurance premiums, non-life premiums in Spain increased 7% to EUR 53 million.

Non-life operating earnings before tax amounted to EUR 23 million compared to EUR 52 million in the same period last year.

Commissions and expenses

Commissions and expenses decreased 12% to EUR 183 million. Operating expenses decreased 3% to EUR 88 million.

Associates

AEGON’s share in the profit of associates amounted to EUR 12 million, compared to EUR 5 million in the nine months of 2004. This line represents the income on the partnership with CAM (49.99% interest), which became operational in June 2004. It also includes the income on the 35% stake in La Mondiale Participations (20% in the comparable period).

Condensed consolidated balance sheets

amounts in millions

At Sept. 30 2005	At Dec. 31 2004			At Sept. 30 2004	At Sept. 30 2004	At Sept. 30 2005	At Dec. 31 2004
USD	USD	%		USD	EUR	EUR	EUR	%
173,086	176,485	(2)	Investments	170,199	137,158	143,735	129,568	11
142,360	140,398	1	Investments for account of policyholders	127,900	103,070	118,220	103,075	15
634	669	(5)	Investments in associates	403	325	527	491	7
49,670	49,473	0	Other assets and receivables	44,607	35,947	41,247	36,321	14
365,750	367,025	(0)	Total assets	343,109	276,500	303,729	269,455	13

22,334	20,347	10	Total shareholders’ equity	18,557	14,954	18,547	14,938	24
187	173	8	Minority interest third parties	145	117	155	127	22
2,644	1,794	47	Junior perpetual capital securities	0	0	2,196	1,317	67
1,690	2,066	(18)	Perpetual cumulative subordinated bonds	2,752	2,218	1,403	1,517	(8)
26,855	24,380	10	Group equity	21,454	17,289	22,301	17,899	25
515	515	0	Trust pass-through securities	515	415	428	378	13
337	346	(3)	Subordinated loans	339	273	280	254	10
2,163	3,092	(30)	Senior debt related to insurance activities	3,804	3,066	1,796	2,270	(21)
29,870	28,333	5	Total capital base	26,112	21,043	24,805	20,801	19

110,384	111,864	(1)	Insurance contracts	107,360	86,518	91,666	82,126	12
84,143	83,008	1	Insurance contracts for account of policyholders	75,624	60,942	69,875	60,941	15
46,179	46,164	0	Investment contracts	45,840	36,941	38,348	33,892	13
66,077	62,649	5	Investment contracts for account of policyholders	56,214	45,301	54,872	45,994	19
29,097	35,007	(17)	Other liabilities	31,959	25,755	24,163	25,701	(6)
365,750	367,025	(0)	Total equity and liabilities	343,109	276,500	303,729	269,455	13

Shareholders’ equity roll forward				amounts in millions

At Sept. 30 2005	At Dec. 31 2004			At Sept. 30 2004	At Sept. 30 2004	At Sept. 30 2005	At Dec. 31 2004
USD	USD			USD	EUR	EUR	EUR
			Shareholders’ equity January 1		13,330	14,938	13,330
			Net income		1,591	2,069	2,259
			Dividend paid		(351)	(272)	(351)
			Change in foreign currency translation reserve		187	1,271	(685)
			Repurchased and sold own shares		25	73	27
			Change fair value reserve		201	607	473
			Coupons on perpetuals (net of tax)		(58)	(95)	(84)
			Other changes		29	(44)	(31)
22,334	20,347		Shareholders’ equity end of period	18,557	14,954	18,547	14,938

Additional balance sheet information				amounts in millions

At Sept. 30 2005	At Dec. 31 2004			At Sept. 30 2004	At Sept. 30 2004	At Sept. 30 2005	At Dec. 31 2004
USD	USD	%		USD	EUR	EUR	EUR	%
			Assets
11,429	10,594	8	Deferred policy acquisition costs	10,035	8,087	9,491	7,778	22
			Equity
2,541	2,874	(12)	Preferred shares	2,616	2,108	2,110	2,110	0
3,450	3,076	12	Fair value reserve	2,466	1,987	2,865	2,258	27
			Liabilities
52,962	54,487	(3)	Fixed annuities	54,813	44,172	43,981	40,002	10
32,404	31,098	4	Institutional guaranteed products	31,356	25,269	26,909	22,831	18
46,878	44,439	5	Variable annuities	41,488	33,434	38,929	32,625	19
6,606	7,517	(12)	Savings accounts	7,082	5,707	5,486	5,519	(1)

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at September 30, 2005 amounted to EUR 18.5 billion, an increase of EUR 3.6 billion or 24% compared to December 31, 2004. The main items positively impacting shareholders’ equity were net income of EUR 2,069 million, currency exchange rate effects of EUR 1,271 million and an increase in the fair value reserve of EUR 607 million.

At September 30, 2005 shareholders’ equity represented 75% of the total capital base, comfortably within target levels. Group equity, which includes perpetual capital securities and minority interests, represented 90% of the total capital base at September 30, 2005.

Interest charges and other

Interest rate charges and other decreased 7% to EUR 225 million in the nine months of 2005. The decrease primarily reflects refinancing of debt with perpetual securities, which are considered equity instruments under IFRS.

Subsequent events

On October 3, the joint venture Caja de Badajoz in Spain was established.

On October 4, AEGON completed the acquisition of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) from Nationwide Insurance Company and renamed the company AEGON Poland. The agreement on the acquisition was announced on June 6, 2005.

On October 13, AEGON UK announced to complete the acquisition of Positive Solutions in early 2006. AEGON UK acquired a 60% holding in Positive Solutions in 2003, with an option to acquire the remainder by the end of 2006. The completion was accelerated to allow Positive Solutions to bring forward new business development plans.

Summarized consolidated income statements

amounts in millions

USD				EUR			EUR
First nine months				Third quarter			First nine months
2005	2004	%		2005	2004	%	2005	2004	%

27,963	26,387	6	Revenues	7,432	7,006	6	22,133	21,537	3
13,514	4,433	N.M.	Other operating income	6,085	974	N.M.	10,697	3,618	196
41,477	30,820	35	Revenues and operating income	13,517	7,980	69	32,830	25,155	31
1,592	1,098	45	Other income	219	355	(38)	1,260	896	41
43,069	31,918	35	Total revenues and other income	13,736	8,335	65	34,090	26,051	31

38,958	28,121	39	Benefits and expenses	12,815	7,573	69	30,836	22,952	34
503	967	(48)	Other operating charges	50	(44)	N.M.	398	789	(50)
39,461	29,088	36	Benefits, expenses and operating charges	12,865	7,529	71	31,234	23,741	32
31	169	(82)	Other charges	19	82	(77)	25	138	(82)
39,492	29,257	35	Total benefits, expenses and other charges	12,884	7,611	69	31,259	23,879	31

3,577	2,661	34	Income before tax	852	724	18	2,831	2,172	30
15	22	(32)	Share in profit/(loss) of associates	4	5	(20)	12	18	(33)
(978)	(728)	34	Corporation tax	(217)	(210)	3	(774)	(594)	30
2,614	1,955	34	Income after tax	639	519	23	2,069	1,596	30
0	(6)	N.M.	Minority interests	4	(5)	N.M.	0	(5)	N.M.
2,614	1,949	34	Net income	643	514	25	2,069	1,591	30

41,477	30,820	35	Revenues and operating income	13,517	7,980	69	32,830	25,155	31
39,461	29,088	36	Benefits, expenses and operating charges	12,865	7,529	71	31,234	23,741	32
2,016	1,732	16	Operating earnings before tax	652	451	45	1,596	1,414	13

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Other is currently used to report any exceptional items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2634 (2004: USD 1.2252).

Balance sheet items: closing rate 1 EUR = USD 1.2042 (2004: USD 1.2409; year-end 2004: USD 1.3621).

Revenues and production

amounts in millions

USD				EUR			EUR
First nine months				Third quarter			First nine months
2005	2004	%		2005	2004	%	2005	2004	%
			Revenues
1,366	1,638	(17)	Life general account single premiums	442	400	11	1,164	1,337	(13)
5,664	4,900	16	Life general account recurring premiums	1,421	1,315	8	4,400	3,999	10
3,455	2,926	18	Life policyholders account single premiums	1,079	854	26	2,735	2,388	15
4,187	4,000	5	Life policyholders account recurring premiums	952	925	3	3,314	3,265	2
14,672	13,464	9	Total life insurance gross premiums	3,894	3,494	11	11,613	10,989	6
2,213	2,156	3	Accident and health insurance	589	562	5	1,752	1,760	(0)
570	765	(25)	General insurance	126	181	(30)	451	624	(28)
17,455	16,385	7	Total gross premiums	4,609	4,237	9	13,816	13,373	3
9,026	8,323	8	Investment income	2,426	2,311	5	7,144	6,793	5
1,328	1,232	8	Fees and commission income	365	337	8	1,051	1,006	4
79	102	(23)	Income from banking activities (spread)	17	29	(41)	63	83	(24)
27,888	26,042	7	Total revenues business units	7,417	6,914	7	22,074	21,255	4
75	345	(78)	Other revenues	15	92	(84)	59	282	(79)
27,963	26,387	6	Total revenues	7,432	7,006	6	22,133	21,537	3
13,514	4,433	N.M.	Other operating income	6,085	974	N.M.	10,697	3,618	196
41,477	30,820	35	Revenues and operating income	13,517	7,980	69	32,830	25,155	31
1,592	1,098	45	Other income	219	355	(38)	1,260	896	41
43,069	31,918	35	Total revenues and other income	13,736	8,335	65	34,090	26,051	31

			Revenues and operating income by product segment
37,767	26,663	42	Life insurance	12,541	6,917	81	29,893	21,762	37
2,845	2,836	0	Accident and health insurance	763	739	3	2,252	2,315	(3)
656	836	(22)	General insurance	163	201	(19)	519	682	(24)
79	102	(23)	Banking activities	17	29	(41)	63	83	(24)
130	383	(66)	Other activities	33	94	(65)	103	313	(67)
41,477	30,820	35	Total revenues and operating income	13,517	7,980	69	32,830	25,155	31

			Standardized new premium production insurance
6,073	5,300	15	Life single premiums	1,665	1,403	19	4,807	4,326	11
1,788	1,556	15	Life recurring premiums annualized	387	407	(5)	1,415	1,270	11
2,395	2,086	15	Life total recurring plus 1/10 single	554	548	1	1,896	1,703	11

			Gross deposits
1,595	2,414	(34)	Fixed annuities	465	620	(25)	1,262	1,970	(36)
8,591	7,837	10	Institutional guaranteed products	2,369	2,474	(4)	6,800	6,397	6
4,735	3,934	20	Variable annuities	1,451	937	55	3,748	3,211	17
14,921	14,185	5	Total	4,285	4,031	6	11,810	11,578	2
3,208	2,834	13	Savings deposits	1,038	685	52	2,539	2,313	10
18,129	17,019	7	Total production on balance sheet	5,323	4,716	13	14,349	13,891	3

			Net deposits
(3,704)	(1,924)	(93)	Fixed annuities	(991)	(524)	(89)	(2,932)	(1,570)	(87)
399	1,747	(77)	Institutional guaranteed products	(247)	459	N.M.	316	1,426	(78)
699	668	5	Variable annuities	235	150	57	553	545	1
(2,606)	491	N.M.	Total	(1,003)	85	N.M.	(2,063)	401	N.M.
(226)	(128)	(77)	Savings deposits	(58)	(126)	54	(179)	(105)	(70)
(2,832)	363	N.M.	Total net deposits	(1,061)	(41)	N.M.	(2,242)	296	N.M.

			Off balance sheet production
5,641	4,778	18	Synthetic GICs	1,893	1,307	45	4,465	3,900	14
			Mutual funds/Collective Trusts and
10,750	9,449	14	other managed assets	2,249	2,327	(3)	8,509	7,712	10
16,391	14,227	15	Total production off balance sheet	4,142	3,634	14	12,974	11,612	12

Investments geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At September 30, 2005	Americas	The Netherlands	United Kingdom	Other countries	Total [1] EUR	Total [1] USD
		Investments
2,399	396	Shares	1,992	5,870	581	41	8,461	10,189
103,096	2,083	Bonds	85,614	15,485	3,054	2,800	106,981	128,827
16,624	0	Loans	13,805	6,945	0	100	20,922	25,194
5,966	0	Other financial assets	4,954	160	0	60	5,174	6,230
393	0	Investments in real estate	326	1,650	0	1	1,977	2,381
179	0	Real estate for own use	149	19	0	35	220	265
128,657	2,479	Investments general account	106,840	30,129	3,635	3,037	143,735	173,086

54,708	36,027	Investments for account of policyholders	45,431	19,523	52,825	452	118,220	142,360

183,365	38,506	Investments on balance sheet	152,271	49,652	56,460	3,489	261,955	315,446
78,551	1,545	Off balance sheet investments third parties	65,231	12,272	2,266	1,088	80,857	97,368
261,916	40,051	Investments	217,502	61,924	58,726	4,577	342,812	412,814

		Investments
101,370	2,126	Available for sale financial assets	84,180	20,364	3,117	1,907	109,593	131,972
16,624	0	Loans	13,805	6,945	0	100	20,922	25,194
0	0	Financial assets held-to-maturity	0	0	0	992	992	1,195
64,799	35,565	Financial assets at fair value through profit or loss	53,811	20,674	52,149	454	127,058	153,003
393	732	Investments in real estate	326	1,650	1,073	1	3,050	3,673
179	83	Real estate held for own use	149	19	121	35	340	409
183,365	38,506	Total investments	152,271	49,652	56,460	3,489	261,955	315,446
[1] Includes investments of holding and other activities.

Assets and capital geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD

		At September 30, 2005
208,218	45,738	Assets business units	172,910	55,344	67,065	4,824	300,143	361,432
		Other assets					3,586	4,318
		Total assets on balance sheet					303,729	365,750

18,814	2,019	Capital in units	15,624	5,483	2,960	1,251	25,318	30,488

		Total capital base					24,805	29,870
		Other net liabilities					513	618
		Total					25,318	30,488

		At September 30, 2004
199,607	39,437	Assets business units	160,857	52,480	57,421	3,358	274,116	340,151
		Other assets					2,384	2,958
		Total assets on balance sheet					276,500	343,109

18,168	2,069	Capital in units	14,641	3,582	3,013	725	21,961	27,251

		Total capital base					21,043	26,112
		Other net liabilities					918	1,139
		Total					21,961	27,251

		At December 31, 2004
204,192	41,425	Assets business units	149,910	52,413	58,751	3,799	264,873	360,784
		Other assets					4,582	6,241
		Total assets on balance sheet					269,455	367,025

18,222	2,024	Capital in units	13,378	4,144	2,870	1,006	21,398	29,146

		Total capital base					20,801	28,333
		Other net liabilities					597	813
		Total					21,398	29,146

Volatile items

Americas

amounts in millions

USD				USD			EUR
Third quarter				First nine months			First nine months
2005	2004	%		2005	2004	%	2005	2004	%
			Asset valuation
26	4	N.M.	Traditional life	40	13	N.M.	32	11	191
2	0	N.M.	Life for account of policyholders	3	3	0	2	2	0
36	8	N.M.	Fixed annuities	58	39	49	46	32	44
4	1	N.M.	Variable annuities	5	5	0	4	4	0
34	46	(26)	Institutional guaranteed products	52	65	(20)	41	53	(23)
1	0	N.M.	Fee - off balance sheet products	1	1	0	1	1	0
4	2	100	Reinsurance	6	3	100	5	2	150
5	1	N.M.	Accident and health insurance	8	5	60	6	4	50
112	62	81	Total asset valuation	173	134	29	137	109	26

			Total return annuity
18	(15)	N.M.	Fixed annuities	7	(86)	N.M.	5	(70)	N.M.
6	0	N.M.	Reinsurance	(3)	0	N.M.	(2)	0	N.M.
24	(15)	N.M.	Total return annuity	4	(86)	N.M.	3	(70)	N.M.

			Segregated funds
7	(40)	N.M.	Variable annuities	(58)	24	N.M.	(46)	20	N.M.
7	(40)	N.M.	Total segregated funds	(58)	24	N.M.	(46)	20	N.M.

143	7	N.M.	Total volatile items	119	72	65	94	59	59
The Netherlands
EUR							EUR
Third quarter							First nine months
2005	2004	%					2005	2004	%
			Asset valuation
4	(3)	N.M.	Traditional life				47	11	N.M.
1	(1)	N.M.	Life for account of policyholders				9	2	N.M.
5	(4)	N.M.	Total asset valuation				56	13	N.M.

			Derivatives
(8)	(6)	(33)	Traditional life				(12)	(12)	0
(1)	(1)	0	Life for account of policyholders				(2)	(2)	0
0	0	0	Accident and health insurance				(1)	(1)	0
(1)	(1)	0	General insurance				(2)	(2)	0
(10)	(8)	(25)	Total derivatives				(17)	(17)	0

(5)	(12)	58	Total volatile items				39	(4)	N.M.

Disclaimer

AEGON’s balance sheets at January 1, 2004, December 31, 2004 and September 30, 2005, including shareholders’ equity at those dates, and the 2004 and 2005 quarterly results by line of business and by segment have been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. Furthermore, additional review and analysis may cause key impacts to change. All information published in this press release is unaudited, may include roundings and has to be considered as preliminary information until AEGON publishes its 2005 financial statements.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the performance of financial markets, including emerging markets, including:
•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	The frequency and severity of insured loss events;
♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	Acts of God, acts of terrorism and acts of war;
♦	Changes in the policies of central banks and/or foreign governments;
♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	Customer responsiveness to both new products and distribution channels;
♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+ 31 (0) 70 344 83 05
Media	+ 31 (0) 70 344 88 93
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+ 1 877 548 9668 (toll free) / + 1 410 576 45 77
Media	+ 1 410 576 45 26
Email	ir@aegonusa.com
Website: www.aegon.com

Analyst and investor conference call

An analyst and investor conference call on the nine months 2005 results will be held today at

Amsterdam	15.00
London	14.00
New York	09.00

The listen-only phone numbers for the conference call are as follows:

+ 31 (0)20 796 5001	(the Netherlands)
+ 44 (0)20 7154 2666	(United Kingdom)
+ 1 866 864 9344	(United States and Canada)

Audio webcast

The conference call and Q&A session can be followed simultaneously via an audio webcast on our website: www.aegon.com.